                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                                   AIRGAS, INC.
                  ______________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
                  ______________________________________________
                         (Title of Class of Securities)

                                   009363 10 2
                           __________________________
                                 (CUSIP Number)

                               December 31, 2004
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                       [ ]  Rule 13d-1(b)
                                       [ ]  Rule 13d-1(c)
                                       [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 6 pages

CUSIP No.  009363 10 2                13G                     Page 2 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter McCausland
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                             (b) [X]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                    5.  SOLE VOTING POWER

                          807,984
                    _________________________________________________________
 NUMBER OF          6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,248,061
  OWNED BY          ___________________________________________________________
    EACH            7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                 807,984
    WITH            ___________________________________________________________
                    8.  SHARED DISPOSITIVE POWER

                          10,248,061
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,056,045
______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.5%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON*

    IN
______________________________________________________________________________

CUSIP No.  009363 10 2                13G                     Page 3 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 1(a)  Name of Issuer
           ______________

           Airgas, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices
           _______________________________________________

           Airgas, Inc.
           Radnor Court
           259 North Radnor-Chester Road, Suite 100
           Radnor, Pennsylvania 19087-5283


Item 2(a) Name of Person Filing
           ____________________

           Peter McCausland


Item 2(b)  Address of Principal Business Office, or, if none, Residence
           ____________________________________________________________

           Airgas, Inc.
           Radnor Court
           259 North Radnor-Chester Road, Suite 100
           Radnor, Pennsylvania 19087-5283


Item 2(c)  Citizenship
           ___________

           United States


Item 2(d)  Title of Class of Securities
           ____________________________

           Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number
           ____________

           009363 10 2

CUSIP No.  009363 10 2                13G                     Page 4 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 3    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (a) __ Broker or dealer registered under Section 15 of the Exchange
                 Act;

          (b) __ Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) __ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) __ Investment company registered under Section 8 of the Investment Company Act;

          (e) __ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) __ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) __ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4  Ownership
        _________

          (a) and (b). Peter McCausland beneficially owned an aggregate of 11,056,045 shares of the issuer's Common Stock, or approximately 14.5% of the shares outstanding, as of December 31, 2004, of which 987,750 shares were issuable upon exercise of employee stock options.

          (c). Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 807,984 shares of the issuer's Common Stock, of which 751,486 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 10,248,061 shares of the Common Stock, which included 236,264 shares issuable upon exercise of stock options held by a trust for Mr. McCausland's children, and 41,542 shares held by a charitable foundation (the "Foundation")
 of which Mr. McCausland is an officer and director.

CUSIP No.  009363 10 2                13G                     Page 5 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 5   Ownership of Five Percent or Less of a Class
         ____________________________________________

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         _______________________________________________________________

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Schedule 13G, except that, with respect to 10,206,519 shares, members of Mr. McCausland's family share with Mr. McCausland the right, and, with respect to 41,542 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         __________________________________________________________________

         Not Applicable

Item 8   Identification and Classification of Members of the Group
         _________________________________________________________

         Not Applicable

Item 9   Notice of Dissolution of Group
         ______________________________

         Not Applicable

Item 10  Certification
         _____________

         Not Applicable

CUSIP No.  009363 10 2                13G                     Page 6 of 6 pages
           ___________                                            __   __
______________________________________________________________________________


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2005
__________________________________
Date


/s/ Peter McCausland
____________________
Peter McCausland